UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of report (Date of earliest event reported): December 5, 2025

VITAL ENERGY, INC.

(Exact name of registrant as specified in its charter)

Delaware	001-35380	45-3007926
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

521 E. Second Street Tulsa	Suite 1000 Oklahoma	74120
(Address of Principal Executive Office)		(Zip Code)

Registrant’s telephone number, including area code: (918) 513-4570

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
Common stock, $0.01 par value	VTLE	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 8.01	Other Events.

Legal Proceedings Regarding the Mergers

As previously disclosed, on August 24, 2025, Vital Energy, Inc., a Delaware corporation (“Vital” or the “Company”), entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Crescent Energy Company, a Delaware corporation (“Crescent” or “Parent”), Venus Merger Sub I Inc., a Delaware corporation and a wholly owned subsidiary of Parent (“Merger Sub Inc.”), and Venus Merger Sub II LLC, a Delaware limited liability company and a wholly owned subsidiary of Parent (“Merger Sub LLC”). Pursuant to the terms of the Merger Agreement, Parent will acquire the Company in an all-equity transaction through: (i) the merger (the “First Company Merger”) of Merger Sub Inc. with and into the Company, with the Company continuing as the surviving entity (the “Surviving Corporation”) and (ii) immediately following the First Company Merger, the merger of the Surviving Corporation (together with the First Company Merger, the “Mergers”) with and into Merger Sub LLC, with Merger Sub LLC continuing as the surviving entity, in each case, on the terms and subject to the conditions set forth in the Merger Agreement. As a result of the Mergers, the Company will cease to be a publicly traded company.

On November 12, 2025, the Company filed a definitive proxy statement (the “Proxy Statement”) with the U.S. Securities and Exchange Commission (“SEC”) for the solicitation of proxies in connection with a special meeting of the Company’s stockholders to be held on December 12, 2025 to consider and vote on several proposals, including the adoption of the Merger Agreement.

Following the filing of the Proxy Statement with the SEC, two purported stockholders of Vital filed separate complaints against Vital and the directors of Vital, alleging, among other things, that the Proxy Statement fails to disclose certain allegedly material information, and thus, Vital and Vital’s directors have breached New York state common law by concealing material information from Vital stockholders and negligently misrepresenting other information in the Proxy Statement. The complaints seek injunctive relief enjoining the Mergers as well as damages and costs, among other remedies. The two complaints are captioned as follows: Andrew Thompson v. Vital Energy, Inc. et al., Case. Index No. 659894/2025 (N.Y. Sup. Ct.) and Nathan Smith v. Vital Energy, Inc. et. al., Index No. 659885/2025 (N.Y. Sup. Ct.). In addition to these complaints, Vital has received demand letters from counsel representing purported stockholders of Vital alleging similar deficiencies and/or omissions in the Proxy Statement. It is possible that additional, similar complaints may be filed, the complaints described above may be amended, or additional demand letters may be received. If this occurs, Vital does not intend to announce the filing of each additional, similar complaint or any amended complaint or demand letter.

Vital and Vital’s directors believe that these complaints are without merit and that no additional disclosures were or are required under applicable law. However, to alleviate the costs, risks and uncertainties inherent in litigation, Vital has determined to voluntarily supplement the Proxy Statement as described in this Current Report on Form 8-K. Nothing in this Current Report on Form 8-K shall be deemed an admission of the legal necessity or materiality under applicable laws of any of the disclosures set forth herein. To the contrary, Vital specifically denies all allegations in the foregoing complaints, including without limitation that any additional disclosure was or is required.

SUPPLEMENT TO THE DEFINITIVE PROXY STATEMENT

The Company is providing additional information regarding the Proxy Statement to its stockholders. These disclosures should be read in connection with the Proxy Statement, which should be read in its entirety. To the extent that the information set forth herein differs from or updates information contained in the Proxy Statement, the information set forth herein shall supersede or supplement the information in the Proxy Statement. Defined terms used but not defined herein have the meanings set forth in the Proxy Statement. The Company makes the following amended and supplemental disclosures (with additional language in bold and underlined text below):

The disclosure in the section entitled “The Mergers — Background of the Mergers” is hereby amended and supplemented by adding the language below to the second full paragraph on page 58 of the Proxy Statement (with the bold and underline text indicating additional language):

On March 1, 2025, Vital and Company A entered into a confidentiality agreement, which included a mutual “standstill” restriction with respect to Vital’s and Company A’s securities and did not include a “don’t ask, don’t waive” provision. The standstill provision contained a customary fall away provision upon any entry by Vital into an agreement to combine with a third party.

***

The disclosure in the section entitled “The Mergers — Background of the Mergers” is hereby amended and supplemented by adding the language below to the eighth full paragraph on page 59 of the Proxy Statement (with the bold and underline text indicating additional language):

On June 17, 2025, Vital and Company F entered into a confidentiality agreement, which included a mutual “standstill” restriction with respect to the securities of each party and did not include a “don’t ask, don’t waive” provision. The standstill provision contained a customary fall away provision upon any entry by Vital into an agreement to combine with a third party. Company F was granted access to Vital’s virtual data room to begin preliminary due diligence with respect to Vital’s assets and operations. Also on that date, Vital and Crescent entered into a confidentiality agreement, which included a mutual “standstill” restriction with respect to Vital’s and Crescent’s securities and did not include a “don’t ask, don’t waive” provision. The standstill provision contained a customary fall away provision upon any entry by Vital into an agreement to combine with a third party. Virtual data room access was granted to Crescent later that day.

***

The disclosure in the section entitled “The Mergers — Background of the Mergers” is hereby amended and supplemented by adding the language below to the third and fourth paragraphs on page 60 of the Proxy Statement (with the bold and underline text indicating additional language):

On June 23, 2025, Vital and Company G entered into a confidentiality agreement, which included a mutual “standstill” restriction with respect to the securities of each party and did not include a “don’t ask, don’t waive” provision. The standstill provision contained a customary fall away provision upon any entry by Vital into an agreement to combine with a third party. Company G was granted access to Vital’s virtual data room on that date.

On June 26, 2025, an executive of Company I spoke with representatives of J.P. Morgan, indicating that, after some initial diligence, Company I would be interested in participating in the Vital sales process. On June 30, 2025, Vital and Company I entered into a confidentiality agreement, which included a mutual “standstill” restriction with respect to the securities of each party and did not include a “don’t ask, don’t waive” provision. The standstill provision contained a customary fall away provision upon any entry by Vital into an agreement to combine with a third party. Company I was granted access to Vital’s virtual data room on that date.

***

The disclosure in the section entitled “The Mergers — Opinion of Houlihan Lokey Capital, Inc., Vital’s Financial Advisor — Financial Analyses — Selected Companies Analysis (Vital)” is hereby amended and supplemented by adding the language below on page 107 of the Proxy Statement (with the bold and underline text indicating additional language):

The selected companies and resulting low, high, median and mean financial data included the following for Vital analysis:

•	Chord Energy Corporation (Enterprise Value, $6,944 million)

•	Civitas Resources, Inc. (Enterprise Value, $8,423 million)

•	Coterra Energy Inc. (Enterprise Value, $22,264 million)

•	Crescent Energy Company (Enterprise Value, $6,093 million)

•	Devon Energy Corporation (Enterprise Value, $29,932 million)

•	Diamondback Energy, Inc. (Enterprise Value, $60,560 million)

•	HighPeak Energy, Inc. (Enterprise Value, $1,992 million)

•	Matador Resources Company (Enterprise Value, $9,658 million)

•	Permian Resources Corporation (Enterprise Value, $16,426 million)

•	SM Energy Company (Enterprise Value, $5,810 million)

***

The disclosure in the section entitled “The Mergers — Opinion of Houlihan Lokey Capital, Inc., Vital’s Financial Advisor — Financial Analyses — Selected Companies Analysis (Crescent)” is hereby amended and supplemented by adding the language below on page 108 of the Proxy Statement (with the bold and underline text indicating additional language):

The selected companies and resulting low, high, median and mean financial data included the following for the Crescent analysis:

•	Baytex Energy Corp. (Enterprise Value, $3,154 million)

•	Civitas Resources, Inc. (Enterprise Value, $8,423 million)

•	Magnolia Oil & Gas Corporation (Enterprise Value, $4,825 million)

•	SM Energy Company (Enterprise Value, $5,810 million)

•	Vital Energy Inc (Enterprise Value, $2,926 million)

***

The disclosure in the section entitled “The Mergers — Opinion of Houlihan Lokey Capital, Inc., Vital’s Financial Advisor — Financial Analyses — Selected Transactions Analysis (Vital)” is hereby amended and supplemented by adding the additional language and the rightmost chart column below beginning on page 109 of the Proxy Statement (with the bold and underline text indicating additional language):

Selected Transactions Analysis (Vital). Houlihan Lokey considered certain financial terms of certain exploration and production precedent transactions in the Permian Basin across the following groups (i) transactions located in the Permian Basin (“Corporate Permian”) and (ii) other transactions located in the Permian Basin (“Other Permian”). The financial data reviewed included transaction value as a multiple of estimated Adjusted EBITDAX.

The financial data reviewed included:

Transaction value as a multiple of estimated Adjusted EBITDAX.

The selected transactions and resulting low, high, median and mean financial data included the following:

Date Announced	Buyer	Seller	Transaction Value
Corporate Permian
5/3/25	Riley Exploration Permian Inc	Silverback Exploration II LLC	$142 million
11/13/24	Coterra Energy Inc	Franklin Mountain Energy; Avant Natural Resources	$3,950 million
6/12/24	Matador Resources Co	Ameredev II LLC	$1,905 million
2/12/24	Diamondback Energy Inc	Endeavor Energy Resources LP	$26,000 million
1/4/24	APA Corp	Callon Petroleum Co	$4,500 million
12/11/23	Occidental Petroleum Corp	CrownRock LP	$12,000 million
10/11/23	ExxonMobil	Pioneer Natural Resources	$64,500 million
8/21/23	Permian Resources Corp	Earthstone Energy Inc	$4,500 million
6/20/23	Civitas Resources Inc	Hiberia Energy III LLC	$2,250 million
6/15/23	Earthstone Energy Inc; Northern Oil and Gas Inc	Novo Oil & Gas Holdings LLC	$1,500 million
5/3/23	Callon Petroleum Co	Percussion Petroleum II LLC	$475 million
4/3/23	Ovintiv Inc	Black Swan Oil & Gas LLC, PetroLegacy Energy II LLC, Piedra Energy III LLC	$4,275 million
1/24/23	Matador Resources	Advance Energy Partners LLC	$1,600 million
5/19/22	Centennial Resource Development	Colgate Operating LLC	$3,942 million
8/4/21	Callon Petroleum	Primexx Energy Partners Ltd, BPP Acquisition LLC	$788 million
4/1/21	Pioneer Natural Resources	DoublePoint Energy LLC	$6,375 million
Other Permian
2/26/25	Ring Energy Inc	Lime Rock Resources IV LP	$100 million
2/18/25	Diamondback Energy Inc	Double Eagle IV Midco LLC	$4,083 million
7/29/24	Permian Resources Corp	Occidental Petroleum	$818 million
7/28/24	Vital Energy Inc; Northern Oil and Gas Inc	Point Energy Partners II LLC	$1,100 million
10/4/23	Civitas Resources Inc	Vitol Inc	$2,114 million
9/13/23	Vital Energy Inc	Tall City Property Holdings III LLC; Henry Resources LLC; Maple Energy Holdings LLC	$1,165 million
5/12/23	Vital Energy Inc; Northern Oil and Gas Inc	Forge Energy II LLC	$540 million
11/16/22	Diamondback Energy	Lario Oil & Gas Co	$1,548 million
10/11/22	Diamondback Energy	Firebird Energy LLC	$1,592 million
7/5/22	Ring Energy	Stronghold Energy II Oper LLC	$465 million
6/28/22	Earthstone Energy	Titus Oil & Gas	$627 million
4/27/22	HighPeak Energy Holdings LLC	Hannathon Petroleum LLC, Undisclosed Seller	$373 million
2/15/22	HighPeak Energy Holdings LLC	Alamo Borden County II LLC, Alamo Borden County III LLC, Alamo Borden County IV LLC	$161 million
1/31/22	Earthstone Energy	Bighorn Permian Resources LLC	$860 million
1/28/22	Maverick Natural Resources LLC	ConocoPhilips	$440 million
12/16/21	Earthstone Energy	Chisholm Energy Holdings LLC	$604 million
11/3/21	Continental Resources	Pioneer Natural Resources	$3,250 million
9/20/21	ConocoPhillips	Shell	$9,500 million
5/20/21	Percussion Petroleum Operating LLC	Oasis Petroleum	$375 million

***

The disclosure in the section entitled “The Mergers — Opinion of Houlihan Lokey Capital, Inc., Vital’s Financial Advisor — Financial Analyses — Selected Transactions Analysis (Crescent)” is hereby amended and supplemented by adding the additional language and the rightmost chart column below beginning on page 111 of the Proxy Statement (with the bold and underline text indicating additional language):

Selected Transactions Analysis (Crescent). Houlihan Lokey considered certain financial terms of certain exploration and production multi-basin corporate precedent transactions and certain exploration and production precedent transactions across the following groups (i) transactions located outside the Permian Basin (“Corporate Non-Permian”), (ii) transactions located in the Eagle Ford Basin (“Eagle Ford”) and (iii) transactions located in the Rockies Basin (“Rockies”). The financial data reviewed included transaction value as a multiple of estimated Adjusted EBITDAX.

The financial data reviewed included:

•Transaction value as a multiple of estimated Adjusted EBITDAX.

The selected transactions and resulting low, high, median and mean financial data included the following:

Corporate Non-Permian			Transaction Value
1/27/25	Diversified Energy Co PLC	Maverick Natural Resources	$1,275 million
12/16/24	Vitesse Energy Inc	Lucero Energy Corp	$166 million
7/8/24	Devon Energy	Grayson Mill Energy LLC	$5,000 million
6/27/24	SM Energy Co; Northern Oil and Gas Inc	XCL Resources LLC	$2,550 million
5/29/24	ConocoPhillips	Marathon Oil Corp	$22,500 million
5/16/24	Crescent Energy Co	SilverBow Resources Inc	$2,106 million
2/21/24	Chord Energy Corp	Enerplus Corp	$3,900 million
5/22/23	Chevron	PDC Energy	$7,600 million
2/28/23	Baytex Energy Corp	Ranger Oil Corp	$2,500 million
4/14/22	SilverBow Resources	Sundance Energy	$354 million
3/7/22	Oasis Petroleum	Whiting Petroleum	$3,880 million
2/28/22	PDC Energy	Great Western Oil & Gas	$1,271 million
2/1/22	Civitas Resources Inc	Bison Oil & Gas II	$336 million
7/26/21	Verdun Oil Co II LLC	EP Energy	$1,445 million
7/12/21	Penn Virginia	Lonestar Resources US Inc.	$370 million
6/7/21	Bonanza Creek Energy; Extraction Oil & Gas	Crestone Peak Resources	$1,310 million
5/10/21	Bonanza Creek Energy	Extraction Oil & Gas	$1,355 million
Eagle Ford
12/3/24	Crescent Energy Co	Ridgemar Energy Operating LLC	$905 million
5/16/24	Crescent Energy Co	SilverBow Resources Inc	$2,106 million
9/5/23	Magnolia Oil & Gas	Undisclosed Seller	$300 million
8/14/23	SilverBow Resources	Chesapeake Energy	$700 millon
2/28/23	Baytex Energy Corp	Ranger Oil Corp	$2,500 million
8/9/22	Devon Energy	Validus Energy	$1,800 million
4/14/22	SilverBow Resources	Sundance Energy	$354 million
7/12/21	Penn Virginia	Lonestar Resources	$370 million
Rockies
6/27/24	SM Energy Co; Norther Oil and Gas Inc	XCL Resources LLC	$2,550 million
1/11/24	Prairie Operating Co LLC	Nickel Road Operating LLC	$95 million
2/16/22	Crescent Energy Co	Verdun Oil Co II	$815 million
2/1/22	Civitas Resources Inc	Bison Oil & Gas II	$336 million
4/6/21	Vaquero Energy Inc	Bainbridge Uinta LLC	$42 million

***

The disclosure in the section entitled “The Mergers — Certain Vital Unaudited Prospective Financial and Operating Information  — Vital Management Projections for Vital” is hereby amended and supplemented by adding the line items below to the second chart on page 121 of the Proxy Statement (with the bold and underline text indicating additional language):

The following table presents selected unaudited forecasted financial and operating information of Vital contained in the Vital Projections for Vital:

	Fiscal Year Ending December 31, (1)
(dollars in millions)	2025E	2026E	2027E	2028E	2029E
Total Net Production (MMboe)	50.5	49.0	49.1	50.9	51.5
Average Daily Net Production (Mboe/d)	138.4	134.1	134.6	139.2	141.2
Total Unhedged Revenue (2)	$1,847.9	$1,809.2	$1,831.9	$1,879.9	$1,810.8
Total Hedged Revenue (3)	$2,039.9	$1,848.4	$1,814.6	$1,879.9	$1,810.8
Lease Operating Expenses and Workover Expenses	$(436.1)	$(449.9)	$(427.0)	$(395.4)	$(381.5)

Marketing, Gathering, Processing and Transportation	$(67.3)	$(68.9)	$(42.6)	$(29.5)	$(25.7)

Production and Ad Valorem Taxes	$(116.2)	$(113.9)	$(118.6)	$(122.2)	$(119.2)

General and Administrative	$(86.9)	$(83.5)	$(83.5)	$(83.5)	$(83.5)

Other Income (Expense)	$3.1	$0.6	$0.9	$1.3	$2.3

Adjusted EBITDAX (4)	$1,336.4	$1,133.0	$1,143.8	$1,250.7	$1,203.2
Total Capital Expenditures	$884.6	$891.2	$880.3	$840.8	$855.3
Unlevered Free Cash Flow (5)	$451.8	$241.7	$263.5	$409.9	$347.9

***

The disclosure in the section entitled “The Mergers — Certain Vital Unaudited Prospective Financial and Operating Information  — Vital Management Projections for Crescent” is hereby amended and supplemented by adding the line items below to the second chart on page 122 of the Proxy Statement (with the bold and underline text indicating additional language):

The following table presents selected unaudited forecasted financial and operating information of Crescent contained in the Vital Projections for Crescent (amounts may reflect rounding):

	Fiscal Year Ending December 31, (1)
(dollars in millions)	2025E	2026E	2027E	2028E	2029E
Total Net Production (MMboe)	93.6	94.5	93.9	94.1	92.0
Average Daily Net Production (Mboe/d)	256.4	259.0	257.4	257.1	252.0
Total Unhedged Revenue (2)	$3,568.8	$3,471.8	$3,491.1	$3,558.6	$3,412.9
Total Hedged Revenue (3)	$3,679.4	$3,509.3	$3,486.1	$3,558.6	$3,412.9
Lease Operating Expenses and Asset Operating Expenses	$(717.1)	$(650.5)	$(613.7)	$(622.6)	$(609.7)

Workover Expense	$(64.9)	$(53.2)	$(48.1)	$(47.1)	$(46.5)

Gathering, Processing and Transportation	$(414.8)	$(414.6)	$(401.7)	$(386.6)	$(384.5)

Production Taxes	$(230.1)	$(235.4)	$(240.0)	$(244.6)	$(232.2)

General and Administrative	$(225.4)	$(179.0)	$(179.0)	$(179.0)	$(179.0)

Midstream Expenses	$(118.3)	$(98.6)	$(109.3)	$(107.2)	$(101.6)

Adjustments	$10.3	$0.0	$0.0	$0.0	$0.0

Adjusted EBITDAX (4)	$1,919.1	$1,877.9	$1,894.2	$1,971.3	$1,859.4
Total Capital Expenditures	$1,765.1	$944.5	$950.2	$915.9	$928.0
Unlevered Free Cash Flow (5)	$151.1	$868.9	$858.5	$930.1	$811.2

***

The disclosure in the section entitled “The Mergers — Miscellaneous” is hereby amended and supplemented by adding the text below after the last sentence in the first full paragraph on page 115 of the Proxy Statement (with the bold and underline text indicating additional language):

Vital agreed to reimburse certain of Houlihan Lokey expenses and to indemnify Houlihan Lokey and certain related parties for certain potential liabilities arising out of Houlihan Lokey’s engagement.

In addition to the fees payable to Houlihan Lokey, pursuant to the terms of its engagement by Vital, J.P. Morgan will receive a fee of $15,000,000 for its services in connection with the Mergers, which is contingent upon the closing of the Mergers. Vital additionally may, if it determines to do so in its sole discretion, pay an additional discretionary fee in an amount determined by Vital to J.P. Morgan based on Vital’s assessment of J.P. Morgan’s performance, which will, if paid, be paid upon the closing of the Mergers. Vital also agreed to reimburse J.P. Morgan for certain expenses and to indemnify J.P. Morgan, its affiliates and certain related parties against certain liabilities and expenses arising out of J.P. Morgan’s engagement. Based on a review of its information management systems, J.P. Morgan and its affiliates have not received any fees for services rendered to Vital during the two years prior to July 31, 2025.

J.P. Morgan and/or its affiliates have in the past provided corporate finance services, treasury services, and/or asset management services to Crescent and the KKR Group, which services are unrelated to J.P. Morgan’s engagement with respect to the Mergers. Based on a review of its information management systems, J.P. Morgan and its affiliates received aggregate fees of up to $16,755,000 from Crescent during the two years prior to July 31, 2025 and received aggregate fees of up to $137,600,000 from the KKR Group during the two years prior to July 31, 2025. Neither J.P. Morgan nor its affiliates currently provide services to Crescent. J.P. Morgan and/or its affiliates is currently providing corporate finance services to the KKR Group, which services are unrelated to J.P. Morgan’s engagement with respect to the Mergers. J.P. Morgan and/or its affiliates expect to receive customary compensation in connection with these engagements, which considered in the aggregate and assuming all the transactions are actually completed, will be significantly greater than the fee J.P. Morgan expects to receive from Vital pursuant to the terms of its engagement.

***

No Offer or Solicitation

This communication relates to a proposed business combination transaction (the “Transaction”) between Vital and Crescent. This communication is for informational purposes only and does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, in any jurisdiction, pursuant to the Transaction or otherwise, nor shall there be any sale, issuance, exchange or transfer of the securities referred to in this document in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended (the “Securities Act”).

Important Additional Information

In connection with the Transaction, Crescent filed with the SEC a registration statement on Form S-4 that includes a definitive joint proxy statement of Crescent and Vital and a prospectus of Crescent, which has become effective pursuant to the Securities Act. The Transaction will be submitted to Crescent’s and Vital’s stockholders for their consideration. Crescent and Vital may also file other documents with the SEC regarding the Transaction. The definitive joint proxy statement/prospectus was mailed to the stockholders of Crescent and Vital. This document is not a substitute for the registration statement and definitive joint proxy statement/prospectus filed with the SEC or any other documents that Crescent or Vital may file with the SEC or send to stockholders of Crescent or Vital in connection with the Transaction. INVESTORS AND SECURITY HOLDERS OF CRESCENT AND VITAL ARE URGED TO READ THE REGISTRATION STATEMENT AND THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE TRANSACTION AND ALL OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE TRANSACTION AND RELATED MATTERS.

Investors and security holders will be able to obtain free copies of the registration statement and the definitive joint proxy statement/prospectus and all other documents filed or that will be filed with the SEC by Crescent or Vital through the website maintained by the SEC at http://www.sec.gov. Copies of documents filed with the SEC by Vital will be made available free of charge on Vital’s website at vitalenergy.com, under the “Investors—Financial Information” tab, or by directing a request to Investor Relations, Vital Energy, Inc., 521 East 2nd Street, Suite 1000, Tulsa, OK 74120, Tel. No. (918) 513-4570. Copies of documents filed with the SEC by Crescent will be made available free of charge on Crescent’s website at crescentenergyco.com under the “Investors—SEC Filings” tab or by directing a request to Investor Relations, Crescent Energy Company, 600 Travis Street, Suite 7200, Houston, TX 77002, Tel. No. (713) 332-7001.

Participants in the Solicitation

Crescent and Vital and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect to the Transaction.

Information regarding Vital’s directors and executive officers, including a description of their direct or indirect interests, by security holdings or otherwise, (i) is set forth in Vital’s definitive proxy statement for its 2025 Annual Meeting of Stockholders, including under the headings “Proposal One – Election of Three Class III Directors at the 2025 Annual Meeting”, “Proposal Three – Advisory Vote Approving the Compensation of Our Named Executive Officers”, “Stock Ownership Information”, and “Related Party Transactions”, which was filed with the SEC on April 10, 2025 and available at https://www.sec.gov/Archives/edgar/data/1528129/000152812925000071/vtle-20250409.htm and (ii) to the extent holdings of Vital’s securities by the directors or executive officers have changed since the amounts set forth in Vital’s definitive proxy statement for its 2025 Annual Meeting of Stockholders, such changes have been or will be reflected on Initial Statement of Beneficial Ownership of Securities on Form 3, Statement of Changes in Beneficial Ownership on Form 4, or Annual Statement of Changes in Beneficial Ownership on Form 5 filed with the SEC, which are available at https://www.sec.gov/cgi-bin/own-disp?action=getissuer&CIK=0001528129. You can obtain a free copy of these documents at the SEC’s website at http://www.sec.gov or by accessing Vital’s website at vitalenergy.com.

Information regarding Crescent’s executive officers and directors, including a description of their direct or indirect interests, by security holdings or otherwise, (i) is set forth in Crescent’s Annual Report on Form 10-K for the year ended December 31, 2024, including under Part III, Item 10. Directors, Executive Officers and Corporate Governance, Part III, Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters, and Part III, Item 13. Certain Relationships and Related Transactions, and Director Independence, which was filed with the SEC on February 26, 2025, and available at https://www.sec.gov/Archives/edgar/data/1866175/000186617525000024/crgy-20241231.htm and (ii) to the extent holdings of Crescent’s securities by its directors or executive officers have changed since the amounts set forth in Crescent’s Annual Report on Form 10-K for the year ended December 31, 2024, such changes have been or will be reflected on Initial Statement of Beneficial Ownership of Securities on Form 3, Statement of Changes in Beneficial Ownership on Form 4, or Annual Statement of Changes in Beneficial Ownership on Form 5 filed with the SEC, which are available at https://www.sec.gov/cgi-bin/own-disp?action=getissuer&CIK=0001866175. You can obtain a free copy of these documents at the SEC’s website at https://www.sec.gov or by accessing Crescent’s website at crescentenergyco.com.

Investors may obtain additional information regarding the interests of those persons and other persons who may be deemed participants in the Transaction by reading the definitive joint proxy statement/prospectus regarding the Transaction. You may obtain free copies of this document as described above.

Forward-Looking Statements and Cautionary Statements

The foregoing contains “forward-looking statements” within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. All statements, other than statements of historical fact, included in this communication that address activities, events or developments that Crescent or Vital expects, believes or anticipates will or may occur in the future are forward-looking statements. Words such as “estimate,” “project,” “predict,” “believe,” “expect,” “anticipate,” “potential,” “create,” “intend,” “could,” “may,” “foresee,” “plan,” “will,” “guidance,” “look,” “outlook,” “goal,” “future,” “assume,” “forecast,” “build,” “focus,” “work,” “continue” or the negative of such terms or other variations thereof and words and terms of similar substance used in connection with any discussion of future plans, actions, or events identify forward-looking statements. However, the absence of these words does not mean that the statements are not forward-looking. These forward-looking statements include, but are not limited to, statements regarding the Transaction, pro forma descriptions of the combined company and its operations, integration and transition plans, synergies, opportunities and anticipated future performance. There are a number of risks and uncertainties that could cause actual results to differ materially from the forward-looking statements included in this communication. These include the expected timing and likelihood of completion of the Transaction, the ability to successfully integrate the businesses, the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement, the possibility that stockholders of Crescent may not approve the issuance of new shares of Class A common stock in the Transaction or that stockholders of Vital may not approve the merger agreement, the risk that the parties may not be able to satisfy the conditions to the Transaction in a timely manner or at all, risks related to disruption of management time from ongoing business operations due to the Transaction, the risk that any announcements relating to the Transaction could have adverse effects on the market price of Crescent’s Class A common stock or Vital’s common stock, the risk that the Transaction and its announcement could have an adverse effect on the ability of Crescent and Vital to retain customers and retain and hire key personnel and maintain relationships with their suppliers and customers and on their operating results and businesses generally, the risk the pending Transaction could distract management of both entities and they will incur substantial costs, the risk that problems may arise in successfully integrating the businesses of the companies, which may result in the combined company not operating as effectively and efficiently as expected, the risk that the combined company may be unable to achieve synergies or it may take longer than expected to achieve those synergies and other important factors that could cause actual results to differ materially from those projected. All such factors are difficult to predict and are beyond Crescent’s or Vital’s control, including those detailed in Crescent’s annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K that are available on its website at crescentenergyco.com and on the SEC’s website at http://www.sec.gov, and those detailed in Vital’s annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K that are available on Vital’s website at vitalenergy.com and on the SEC’s website at http://www.sec.gov. All forward-looking statements are based on assumptions that Crescent or Vital believe to be reasonable but that may not prove to be accurate. Any forward-looking statement speaks only as of the date on which such statement is made, and Crescent and Vital undertake no obligation to correct or update any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by applicable law. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

VITAL ENERGY, INC.

By:	/s/ Bryan J. Lemmerman
Name:	Bryan J. Lemmerman
Title:	Executive Vice President and Chief Financial Officer

Date: December 5, 2025